UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               FRANKLIN COVEY CO.
                                (Name of Issuer)

                          COMMON STOCK, $0.05 Par Value
                         (Title of Class of Securities)

                                   353469 10 9
                                 (CUSIP Number)

                             Ronald S. Poelman, Esq.
                       Jones, Waldo, Holbrook & McDonough
                        170 South Main Street, Suite 1500
                            Salt Lake City, UT 84101
                            Telephone: (801) 521-3200
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 25, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)




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


1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person (entities only) Stephen R. Covey

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)_______
         (b)_______

3        SEC Use Only

4        Source of Funds
         Not Applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power

                  None

         8        Shared Voting Power

                  1,052,384 (includes (i) 1,012,384 shares held in the name of Sanstep Properties, L.C., of which Stephen R. Covey and his spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Stephen R. Covey and his spouse are the Managers).

         9        Sole Dispositive Power

                  None

         10       Shared Dispositive Power

                  1,052,384 (includes (i) 1,012,384 shares held in the name of Sanstep Properties, L.C., of which Stephen R. Covey and his spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Stephen R. Covey and his spouse are the Managers).

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,052,384 (includes (i) 1,012,384 shares held in the name of Sanstep Properties, L.C., of which Stephen R. Covey and his spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Stephen R. Covey and his spouse are the Managers).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares ____

13       Percent of Class Represented by Amount in Row (11)   5.2%

14       Type of Reporting Person   IN


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

CUSIP No. 353469 10 9

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person (entities only) Sandra M. Covey

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) _______
         (b)_______

3        SEC Use Only

4        Source of Funds
         Not applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power

                  None

         8        Shared Voting Power

                  1,052,384 (includes (i) 1,012,384 shares held in the name of Sanstep Properties, L.C., of which Sandra M. Covey and her spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Sandra M. Covey and her spouse are the Managers).

         9        Sole Dispositive Power

                  None

         10       Shared Dispositive Power

                  1,052,384 (includes (i) 1,012,384 shares held in the name of Sanstep Properties, L.C., of which Sandra M. Covey and her spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Sandra M. Covey and her spouse are the Managers).

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,052,384 (includes (i) 1,012,384 shares held in the name of Sanstep Properties, L.C., of which Sandra M. Covey and her spouse are the Managers, and (ii) 40,000 shares held in the name of SRSMC Properties, LLC, of which Sandra M. Covey and her spouse are the Managers).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares ____

13       Percent of Class Represented by Amount in Row (11)   5.2%

14       Type of Reporting Person   IN


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

CUSIP No. 353469 10 9

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person (entities only) Sanstep Properties, L.C., EIN 87-0589130

2        Check the Appropriate Box if a Member of a Group
         (a) _______
         (b)_______

3        SEC Use Only

4        Source of Funds
         Not applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        State of Utah

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power

                  1,012,384 shares

         8        Shared Voting Power

                  None

         9        Sole Dispositive Power

                  1,012,384 shares

         10       Shared Dispositive Power

                  None

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,012,384 shares

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares ____

13       Percent of Class Represented by Amount in Row (11)      5.0%

14       Type of Reporting Person   OO



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

CUSIP No. 353469 10 9

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person (entities only) SRSMC Properties, LLC, EIN 87-055416

2        Check the Appropriate Box if a Member of a Group
         (a) _______
         (b)_______

3        SEC Use Only

4        Source of Funds
         Not applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        State of Colorado

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power

                  40,000 shares

         8        Shared Voting Power

                  None

         9        Sole Dispositive Power

                  40,000 shares

         10       Shared Dispositive Power

                  None

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         40,000 shares

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares ____

13       Percent of Class Represented by Amount in Row (11)    0.2 %

14       Type of Reporting Person   OO



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

Item 1.  Security and Issuer

         The name of the issuer is Franklin Covey Co. (the "Company"), which has its principal executive offices at 2200 West Parkway Blvd., Salt Lake City, UT 84119. The class of equity securities to which this statement relates is the common stock, par value $0.05 per share, of the Company (the "Shares").

Item 2.  Identity and Background

         (a) - (c), (f) This Statement is filed by and on behalf of Stephen R. Covey, Sandra M. Covey, Sanstep Properties, L.C. and SRSMC Properties, LLC (each a "Reporting Person" and collectively, the "Reporting Persons"). The following table sets forth for each natural Reporting Person (i) the name of such Reporting Person, (ii) the business or residence address of such Reporting Person, and (iii) the principal business, occupation or employment of such Reporting Person:

         1. (i)    Stephen R. Covey
            (ii)   3355 North University Ave., Suite 200, Provo, UT 84604
            (iii)  Vice-Chairman of the Company

         2. (i)    Sandra M. Covey
            (ii)   3355 North University Ave., Suite 200, Provo, UT 84604
            (iii)  Not employed outside of the home


         Sanstep Properties, L.C. is a Utah limited liability company holding certain investments. Its principal offices are located at 3521 North University Ave., Suite 200, Provo, UT 84604. SRSMC Properties, LLC is a Colorado limited liability company holding certain investments. Its principal offices are located at 3521 North University Ave., Suite 200, Provo, UT 84604.

         (d) - (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable as the transactions being reported involved either a change in the nature of beneficial ownership or dispositions.

Item 4.  Purpose of the Transaction

         On August 25, 2003, Sanstep Properties, L.C., gifted 370,000 Shares to Brigham Young University.

         Each of the Reporting Persons reserves the right to purchase or dispose of shares of Company common stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.

         Except as described above, the Reporting Persons presently have no plans or proposals which related to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

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

Item 5.  Interest in Securities of the Issuer

         (a) The responses of the Reporting Persons to Items 7-11 of the cover sheets to this Statement (the "Cover Sheets"), which relates to the beneficial ownership of the Shares, are incorporated herein by reference.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote, shares power to vote or direct the vote, sole power to dispose of or direct the disposition of, and shares power to dispose of or direct the disposition of the shares of common stock listed on such person's respective Cover Sheet as being beneficially owned by such person.

         (c) None of the Reporting Persons have engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

         (d) No other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the above described Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         Except as described in this Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1   Joint Filing Agreement



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

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated:   September 2, 2003

                            /s/ RONALD S. POELMAN
                            ---------------------------------------------------
                            Stephen R. Covey by Ronald S. Poelman, Attorney-in-fact pursuant to a Power of Attorney dated December 1, 1998, a conformed copy of which is on file with the Commission and incorporated herein by this reference.



                            /s/ RONALD S. POELMAN
                            ---------------------------------------------------
                            Sandra M. Covey by Ronald S. Poelman, Attorney-in-fact pursuant to a Power of Attorney dated March 12, 1999, a conformed copy of which is on file with the Commission and incorporated herein by this reference.


                            Sanstep Properties, L.C.


                            /s/ RONALD S. POELMAN
                            ---------------------------------------------------
                            Stephen R. Covey, Manager, by Ronald S. Poelman, Attorney-in-fact pursuant to a Power of Attorney dated March 12, 1999, a conformed copy of which is on file with the Commission and incorporated herein by this reference.

                            SRSMC Properties, LLC


                            /s/ RONALD S. POELMAN
                            ---------------------------------------------------
                            Stephen R. Covey, Manager, by Ronald S. Poelman, Attorney-in-fact pursuant to a Power of Attorney dated March 12, 1999, a conformed copy of which is on file with the Commission and incorporated herein by this reference.




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
                                  EXHIBIT INDEX

         Exhibit 1         Joint Filing Agreement



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
                                    Exhibit 1

                             Joint Filing Agreement


         Each of the undersigned agrees that this Schedule 13D and all amendments thereto shall be filed on behalf of each of them.

         Dated:  January 29, 2003

                            /s/ RONALD S. POELMAN
                            ---------------------------------------------------
                            Stephen R. Covey by Ronald S. Poelman, Attorney-in-fact pursuant to a Power of Attorney dated December 1, 1998, a conformed copy of which is on file with the Commission and incorporated herein by this reference.



                            /s/ RONALD S. POELMAN
                            ---------------------------------------------------
                            Sandra M. Covey by Ronald S. Poelman, Attorney-in-fact pursuant to a Power of Attorney dated March 12, 1999, a conformed copy of which is filed herewith and incorporated herein by this reference.


                            Sanstep Properties, L.C.


                            /s/ RONALD S. POELMAN
                            ---------------------------------------------------
                            Stephen R. Covey, Manager, by Ronald S. Poelman, Attorney-in-fact pursuant to a Power of Attorney dated March 12, 1999, a conformed copy of which is filed herewith and incorporated herein by this reference.


                            SRSMC Properties, LLC


                            /s/ RONALD S. POELMAN
                            ---------------------------------------------------
                            Stephen R. Covey, Manager, by Ronald S. Poelman, Attorney-in-fact pursuant to a Power of Attorney dated March 12, 1999, a conformed copy of which is filed herewith and incorporated herein by this reference.


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